EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

		For the Years Ended
	Three Months Ended March 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Income (loss) before taxes	$44,747	$181,154	$(45,517)	$(31,205)	$(179,048)	$(187,054)
Fixed charges (interest expense)	$32,018	$94,558	$73,107	$59,278	$65,113	$84,550
Earnings (loss) adjusted	$76,765	$275,712	$27,590	$28,073	$(113,935)	$(102,504)
Ratio of earnings to fixed charges	2.40	2.92	0.38	0.47	(1.75)	(1.21)
Deficiency	$—	$—	$45,517	$31,205	$179,048	$187,054
Preferred stock dividends	$4,253	$15,880	$15,622	$15,622	$15,620	$14,213
Combined fixed charges and preferred stock dividends	$36,271	$110,438	$88,729	$74,900	$80,733	$98,763
Ratio of earnings to combined fixed charges and preferred stock dividends.	2.12	2.50	0.31	0.37	(1.41)	(1.04)
Deficiency	$—	$—	$61,139	$46,827	$194,668	$201,267